Exhibit 99.1

Itaú Unibanco's profit totals R$7.7 billion in the second quarter of 2022

Up 17.4% on a year-on-year basis, earnings confirm the loan portfolio sustainable growth and reaches a 42.4% efficiency ratio in the 12-month period, the lowest level of the historical series

São Paulo, August 8 - In the second quarter of 2022, Itaú Unibanco's recurring managerial result totaled R$7.7 billion, up 17.4% year-on-year with annualized recurring return on average equity of 20.8%. Among the factors that influenced earnings the most are the increase in the financial margin with clients, positively impacted by increase in the loan portfolio and change in the mix of products, with relative growth of products with better spread.

In R$ million (except where otherwise indicated)	2Q22	2Q21	%	1Q22	%
Recurring Managerial Result	7,679	6,543	17.4%	7,361	4.3%
Annualized Recurring Managerial Return on Average Equity	20.8%	18.9%	190 bps	20.4%	40 bps
Total Adjusted Loan Portfolio[1]	1,084.1	909.1	19.3%	1,032.2	5.0%
90-day NPL ratio – Total	2.7%	2.3%	40 bps	2.6%	10 bps

"We went through another challenging quarter and were able to achieve sustainable earnings, with consistent growth of our business' profitability. Our loan portfolio maintained its healthy growth trajectory, for all client profiles, as did our banking service fees and revenue from insurance operations. This consistency results from our current digital and cultural transformation journey we are promoting, focused on client centricity".
Milton Maluhy Filho
Itaú Unibanco's CEO

Cost of credit totaled R$7.5 billion in the second quarter of 2022, up 60.6% when compared to the same quarter of the previous year. This increase was mainly due to the growth of 61.7% in the allowance for loan losses resulting from the continuous growth of the retail loan portfolio over the period, the higher origination in consumer credit and unsecured credit products and the increase in nonperforming loans.

The total loan portfolio[1] grew 19.3% in relation to the second quarter of 2021, reaching R$1,084.1 billion in June 2022. In the loan portfolio for individuals, the increase is related to the volumes of credit lines for credit cards (43.1%) and mortgage loans (35.3%), in relation to the same period of 2021. The loan portfolio for very small, small and middle-market companies was up 22.8% year-on-year, and of 18.9% in large companies in the same period.

[1]It includes financial guarantees provided and corporate securities.

Banking service fees and revenue from insurance operations grew 11.2% in the second quarter of 2022 from the same quarter of 2021, driven by the increased revenue from cards, in both issuance and acquiring activities, and by higher insurance earned premiums.

"Even if we consider the current inflation cycle, we have again strengthened Itaú Unibanco's commitment to efficiency, continuing to keep expenses below inflation. In this last quarter, our efficiency ratio reached the lowest historical level, reflecting the combination of discipline in managing expenses and consistent delivery of results without ever giving up our strategy to invest in business and technology".
AlexsandroBroedel
Itaú Unibanco's CFO

Non-interest expenses reached R$ 13.3 billion in the second quarter of 2022, up 6.0% year-on-year, whereas accumulated inflation was 11.9% (IPCA). The efficiency program of the bank has significantly helped improve this performance. Accordingly, the efficiency ratio (for the past twelve months) decreased 4.2 percentage points in relation to the same quarter of the previous year, reflecting productivity gains arising from continuous technology investments and reaching the lowest level of the historical series.

The share of digital channels in transactions and products and services purchased by clients continues to grow. In the quarter, 68.7% of products purchased by individuals were made digitally.

Strengthening the investment ecosystem strategy, we have announced the purchase of equity interest in the capital of Avenue Holding Cayman Ltd., which will enable the increased access to the foreign investment market and the functionality of opening an international current account. It is worth mentioning that the transaction is subject to the approval from the proper regulatory bodies.

As part of the evolution of the ESG strategy, we reached 56% of the commitment to contributing with R$400 billion by 2025 for business that promotes a sustainable, increasingly green and inclusive economy. From August 2019 to June 2022, the bank allocated R$224 billion to credit granting for positive impact sectors, ESG product offers to the retail segment and to structuring of ESG-linked transactions, such as green debentures and ESG bonds.

Further information on Itaú Unibanco's earnings is available on Itaú Unibanco's Investor Relations website: www.itau.com.br/relacoes-com-investidores/en/.

Corporate Communication – Itaú Unibanco
imprensa@itau-unibanco.com.br